AURORA CANNABIS INC.

and

CANNIMED THERAPEUTICS INC.

SUPPORT AGREEMENT

January 24, 2018

3

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT dated as of January 24, 2018,

B E T W E E N:

AURORA CANNABIS INC., a corporation existing under the laws of British Columbia (“Aurora” or the “Offeror”)

- and -

CANNIMED THERAPEUTICS INC., a corporation existing under the laws of Canada (“CanniMed”)

WHEREAS the Offeror made an offer dated November 24, 2017 (the “Original Offer”) to purchase all of the issued and outstanding CanniMed Shares (as defined herein) (other than CanniMed Shares owned directly or indirectly by the Offeror and its affiliates (as defined herein)) and any CanniMed Shares that may become issued and outstanding after November 24, 2017 but before the Expiry Time (as defined herein) upon the conversion, exchange or exercise of any Convertible Securities (as defined herein);

AND WHEREAS the Offeror, subject to the entering into of this Agreement (as defined herein), is prepared to amend the Original Offer by increasing the consideration under the Original Offer as set out in Section 2.1(a) (the “Improved Offer”);

AND WHEREAS the board of directors of CanniMed (the “CanniMed Board of Directors”) has determined, after consultation with its financial and legal advisors, (i) that the consideration to be offered for CanniMed Shares pursuant to the Improved Offer is fair, from a financial point of view, to all CanniMed Shareholders (as defined herein) (other than the Offeror and its affiliates), and (ii) that it is in the best interests of CanniMed to support and facilitate the Improved Offer, enter into this Agreement and to recommend that CanniMed Shareholders tender their CanniMed Shares to the Improved Offer, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party (as defined herein), the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the meanings set forth below.

“Acquisition Proposal” means, other than the Contemplated Transaction, any offer, proposal, expression of interest, or inquiry (written or oral) from any person or group of persons acting “jointly or in concert” other than Offeror (or any of its affiliates) after the date of this Agreement relating to:

(a)

any direct or indirect sale, disposition, alliance, partnership or joint venture (or any lease, long-term supply agreement, option, license or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings of CanniMed and CanniMed affiliates, in each case taken as a whole, or of 20% or more of any class of voting, equity or other securities or any securities exchangeable for or convertible into voting, equity or other securities of CanniMed and CanniMed affiliates (or rights or interests therein or thereto);

(b)

any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons (other than the Offeror or its affiliates) beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of CanniMed or CanniMed affiliates;

(c)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license or other similar transaction involving CanniMed or CanniMed affiliates;

(d)

any other similar transaction or series of related transactions involving CanniMed or CanniMed affiliates or any other arrangement whereby effective operating control of CanniMed or its assets is granted to another person; or

(e)	any public announcement of an intention to do any of the foregoing;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

“affiliate” has the meaning given to that term in National Instrumental 45-106 – Prospectus Exemptions;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Agreement, including the Schedules hereto, as the same may be amended or supplemented from time to time;

“Aurora Shares” means the common shares of the Offeror as currently constituted;

“business day” means any day, other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario or Vancouver, British Columbia are closed;

“CanniMed Board of Directors” has the meaning set forth in the recitals to this Agreement;

“CanniMed Financial Statements” means (i) the audited consolidated financial statements of CanniMed for the fiscal years ended October 31, 2016 and 2015 including the notes thereto and auditor’s report thereon; and (ii) the unaudited interim financial statements of CanniMed for the nine months ended July 31, 2017 including any notes thereto;

“CanniMed Organizational Documents” means the articles of incorporation, continuance or amalgamation, memorandum of association and, if applicable, by-laws or articles of association (or the equivalent formation or organizational documents), together with all amendments thereto, of CanniMed;

“CanniMed Public Disclosure Record” means all prospectuses, circulars, reports, schedules, forms and other filings (including any exhibits and documents incorporated by reference and any amendments thereto) filed by CanniMed between January 1, 2017 and the date hereof on SEDAR under the name of CanniMed and not marked private;

“CanniMed Securityholders” means CanniMed Shareholders, and the other beneficial and registered holders of any Convertible Securities;

“CanniMed Shareholder” means a registered or beneficial holder of a CanniMed Share, as applicable;

“CanniMed Share Option” means outstanding stock options to acquire CanniMed Shares pursuant to the CanniMed Stock Option Plan;

“CanniMed Shares” means the issued and outstanding common shares of CanniMed, including all common shares of CanniMed issued on the exercise, exchange or conversion of any Convertible Securities prior to the Expiry Time, and “CanniMed Share” means any one common share of CanniMed;

“CanniMed Stock Option Plan” means the stock option plan of CanniMed dated December 21, 2016;

“CBCA” means the Canada Business Corporations Act;

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person;

“Circular” means the take-over bid circular in respect of the Original Offer of the Offeror dated November 24, 2017, as amended prior to the date of this Agreement.

“Code” means the United States Internal Revenue Code of 1986;

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act or a person designated or authorized pursuant to the Competition Act to exercise the powers and perform the duties of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means:

(i)	the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been rescinded prior to the Effective Time; or

(ii)

the Offeror and CanniMed have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or has been terminated in accordance with the Competition Act; or

(iii)	the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act;

and, in the case of (ii) or (iii), the Offeror has been advised in writing by the Commissioner of Competition that, in effect, such person does not intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement (“no-action letter”);

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning given to that term in Section 15 of the Circular, “Acquisition of CanniMed Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Confidentiality Agreement” means the letter agreement regarding confidential information dated January 19, 2018, between CanniMed and the Offeror;

“Contemplated Transactions” means the varying of the Original Offer and the consummation of the transactions contemplated herein, including the Improved Offer, the take-up of CanniMed Shares under the Improved Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

“Contract” means any written or oral agreement, indenture, contract, understanding, arrangement, commitment, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable party and any amendment thereto;

“Convertible Securities” means any securities of CanniMed exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any CanniMed Shares, including, any option, warrant or convertible debenture;

“Directors’ Circular” has the meaning set forth in Section2.2(a)(iv);

“Effective Time” means the time that the Offeror shall have first taken up, acquired ownership of and paid for CanniMed Shares pursuant to the Improved Offer;

“Employee Plans” means all the employee benefit, fringe benefit, deferred benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, insurance, health, welfare, medical (including out of country), dental, disability, life insurance, vacation or vacation pay programmes, arrangements, practices or similar plans for the benefit of or relating to any of the current or former directors, officers or employees or consultants of CanniMed or any of its subsidiaries maintained, sponsored, funded or otherwise contributed to or required to be contributed to, by CanniMed or any of its subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all applicable Laws (including in the United States, the Comprehensive Environmental Response Compensation and Liability Act and the National Environmental Policy Act) relating to occupational or public health and safety, noise control, pollution or the protection of the Environment or to the generation, production, installation, use, labelling, handling, storage, treatment, transportation, recycling, destruction, reclamation, rehabilitation, remediation, Release or threatened Release of hazardous substances;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning set forth in the takeover bid circular of Aurora dated November 24, 2017, as amended, as filed on SEDAR;

“Fairness Opinions” means the opinions of the Financial Advisors to the CanniMed Board of Directors and/or a special committee thereof to the effect that, as of the date of such opinions, the consideration to be offered for CanniMed Shares under the Improved Offer is fair, from a financial point of view, to CanniMed Shareholders (other than the Offeror and its affiliates);

“Financial Advisors” means AltaCorp Capital Inc. and Cormark Securities Inc.;

“Governmental Authority” means any (i) multinational, federal, territorial, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any stock exchange or over-the-counter marketplace, (iii) any subdivision or authority of any of the foregoing or (iv) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“IFRS” means International Financial Reporting Standards applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

“Intellectual Property” means any inventions, patent applications, patents, trade-marks (both registered and unregistered) and applications for trademark registrations, trade names, copyrights (both registered and unregistered), trade secrets, databases and all other and proprietary information or technology;

“Latest Mailing Time” has the meaning set forth in Section 2.1(b);

“Laws” means any and all (i) laws (including common law), constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity, (ii) judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, rulings or awards of any Governmental Authority, and (iii) legally binding policies, guidelines and protocols of any Governmental Authority, and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to and legally binding on such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Lawsuit” has the meaning set forth in section 5.1(e);

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, Liens and adverse rights or claims, other third party interest or Lien of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing but excluding (i) security interests, liens, charges or other Liens or imperfections in title arising in the ordinary course of business or by operation of law, security interests, liens, charges or other Liens arising under sales contracts with title retention provisions or equipment leases with third parties entered into in the ordinary course of business and (ii) security interests, liens, charges or other Liens for Taxes or charges from a Governmental Authority which are not due and payable or which thereafter may be paid without penalty;

“Material Adverse Change” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, or results of operations of CanniMed and its subsidiaries, taken as a whole, other than any condition, event, circumstance, change, effect, development, occurrence or state of facts resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated herein, any litigation or claim made against CanniMed by Newstrike relating to the Newstrike Agreement or the termination thereof, or the performance of any obligation of CanniMed required to be performed by CanniMed hereunder, (ii) changes in general economic or political conditions or securities, credit, financial, banking, commodity or currency markets in general, including in Canada or the United States, (iii) changes generally affecting the cannabis industry, (iv) any natural disaster or the commencement or continuation of any war, armed hostilities or acts of terrorism, (v) any change in applicable Law or IFRS, or (vi) any decrease in the trading price or any decline in the trading volume of CanniMed Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (i) to (vi) above) may be taken into account in determining whether a Material Adverse Change has occurred); unless such condition, event, circumstance, change, effect, development, occurrence or state of facts referred to in clause (v) primarily relates to (or has the effect of primarily relating to) CanniMed and its subsidiaries, taken as a whole, or has a materially disproportionate and adverse effect on CanniMed and its subsidiaries, taken as a whole, compared to other persons operating in the industry in which CanniMed and its subsidiaries, taken as a whole, operate;

“Material Contract” means:

(A)	any Contract that is in effect and was not entered into in the ordinary course of business of CanniMed or any of its subsidiaries since November 24, 2017;

(B)	any lease of real property by CanniMed or any of its subsidiaries, as tenant, with third parties providing for annual rentals of $1,500,000 or more;

(C)

any Contract (including one of indemnification, guarantee or other like commitment or obligation to any person other than CanniMed or a wholly- owned subsidiary of CanniMed) under which CanniMed or any of its subsidiaries is obliged to make payments on an annual basis in excess of $1,500,000 in the aggregate;

(D)

any partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any person, partnership or joint venture that is not a wholly-owned subsidiary of CanniMed (other than any such agreement or arrangement relating to the operation or business of a property in the ordinary course and which is not material with respect to such property) where CanniMed’s obligations with respect to any such partnership or joint venture exceed $1,500,000 individually;

(E)

any Contract (other than with or among wholly-owned subsidiaries) under which indebtedness for borrowed money in excess of $1,500,000 is outstanding or may be incurred or pursuant to which any property or asset of CanniMed or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien;

(F)	Contracts entered into by CanniMed or any of its subsidiaries relating to any outstanding commitment for capital expenditures in excess of $1,500,000 in the aggregate;

(G)

any Contract that purports to limit the right of CanniMed or any of its subsidiaries or affiliates to, in any material respect (i) engage in any line of business related to cannabis, or (ii) compete with any person or operate in any location in any line of business related to cannabis;

(H)

any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by amalgamation, merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration in excess of $1,500,000, in each case other than in the ordinary course of business;

(I)	any standstill or similar Contract currently restricting the ability of CanniMed or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person;

(J)	any agreement to license material Intellectual Property to or from the business except off-the-shelf software; and

(K)

any Contract under which CanniMed or any of its subsidiaries is obliged to make a payment, or pursuant to which the term may be accelerated or terminated, if there is a Change of Control in excess of $3,000,000;

provided that, the Newstrike Agreement is not a Material Contract;

“Newstrike” means Newstrike Resources Ltd.;

“Newstrike Agreement” means the arrangement agreement dated as of November 17, 2017 between CanniMed and Newstrike, as may be amended, varied or supplemented from time to time;

“Notice of Variation” means the Notice of Variation to be mailed to CanniMed Shareholders in accordance with this Agreement, amending the Original Offer;

“Offer Price” means, in respect of each CanniMed Share, 3.40 Aurora Shares or $43.00 in cash, at the election of each CanniMed Shareholder, subject to pro-ration with the maximum aggregate cash consideration of $140 million;

“Offeror Financial Statements” means (i) the audited consolidated financial statements of the Offeror for the fiscal years ended June 30, 2017 and 2016 including the notes thereto and auditor’s report thereon; and (ii) the unaudited interim financial statements of the Offeror for the three months ended September 30, 2017 including any notes thereto;

“Offeror Material Adverse Change” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, or results of operations of the Offeror and its subsidiaries, taken as a whole, other than any condition, event, circumstance, change, effect, development, occurrence or state of facts resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated herein, any litigation or claim made against the Offeror by Newstrike or the performance of any obligation of the Offeror required to be performed by the Offeror hereunder, (ii) changes in general economic or political conditions or securities, credit, financial, banking, commodity or currency markets in general, including in Canada or the United States, (iii) changes generally affecting the cannabis industry, (iv) any transaction, financing, acquisition or disposition by Aurora or its affiliates that has been publicly announced but not completed, prior to execution of this Agreement and is subsequently terminated, or delayed, (iv) any natural disaster or the commencement or continuation of any war, armed hostilities or acts of terrorism, (v) any change in applicable Law or IFRS, or (vi) any decrease in the trading price or any decline in the trading volume of the Aurora Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (i) to (vi) above) may be taken into account in determining whether a Offeror Material Adverse Change has occurred); unless such condition, event, circumstance, change, effect, development, occurrence or state of facts referred to in clause (v) primarily relates to (or has the effect of primarily relating to) the Offeror and its subsidiaries, taken as a whole, or has a materially disproportionate and adverse effect on the Offeror and its subsidiaries, taken as a whole, compared to other persons operating in the industry in which the Offeror and its subsidiaries, taken as a whole, operate.

“Offeror Public Disclosure Record” means all prospectuses, circulars, reports, schedules, forms and other filings (including any exhibits and documents incorporated by reference and any amendments thereto) filed by the Offeror between January 1, 2017 and the date hereof on SEDAR under the name of the Offeror and not marked private;

“Officer Obligations” means any obligations or liabilities of CanniMed or any of its subsidiaries to pay any amount to its employees, officers and/or directors and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of CanniMed or any of its subsidiaries to employees, officers and/or directors for severance or termination payments in connection with a Change of Control of CanniMed pursuant to any employment agreements or otherwise in existence on the date hereof;

“Outside Date” means the date which is 90 after the date of the Notice of Variation; provided, however, that if the Offeror’s take up and payment for CanniMed Shares deposited under the Improved Offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for CanniMed Shares deposited under the Improved Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Outside Date shall be extended until the earlier of (i) 120 days after the date the Notice of Variation is mailed, and (ii) the tenth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

“Parties” means the Offeror and CanniMed, and “Party” means either of them;

“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, covenant, approval, classification, registration or other authorization of or from any Governmental Authority;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Response Period” has the meaning set forth in Section 6.2(a)(iii);

“SEC” means the U.S. Securities and Exchanges Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Authorities” means the TSX and the securities commissions or similar regulatory authorities of each of the provinces and territories of Canada, each as applicable with respect to CanniMed and the Offeror, respectively;

“Securities Laws” means the Securities Act, and all other applicable Canadian provincial and federal securities laws, rules, regulations and published policies thereunder;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval whose website is www.sedar.com;

“Subsequent Acquisition Transaction” has the meaning given to that term in Section 15 of the Circular, “Acquisition of CanniMed Shares Not Deposited Under the Offer”;

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made by an arm’slength third party that is made after the date of this Agreement (and not obtained in violation of Section 6.1 of this Agreement), to acquire all or substantially all of the assets of CanniMed (on a consolidated basis) or 100% of the issued and outstanding CanniMed Shares not beneficially owned by the party making such Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the CanniMed Board determines, in good faith (after consultation with its financial advisors and outside legal counsel):

ii.

is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal;

iii.

is not subject to any financing condition or contingency and in respect of which adequate arrangements have been made and have been demonstrated to be available to ensure that the required funds or other consideration will be available to effect payment in full for all of CanniMed Shares or the assets of CanniMed to be acquired, as the case may be;

iv.	is not subject to a due diligence condition;

v.

in the case of an offer to acquire all of the issued and outstanding CanniMed Shares, is made to all CanniMed Shareholders (other than the person making such Acquisition Proposal and any joint actor or any of their respective affiliates) in Canada on the same terms and conditions (including the form, the timing and the amount of consideration);

vi.

would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to CanniMed Shareholders from a financial point of view than the terms of the Improved Offer (including any adjustment to such terms proposed by Offeror as contemplated by Section 6.2); and

vii.

in the event that CanniMed does not have the financial resources to pay the CanniMed Termination Payment, the terms of such Acquisition Proposal provide that the person making such Acquisition Proposal shall advance or otherwise provide CanniMed with the cash for CanniMed to make CanniMed Termination Payment, and such amount will be advanced or provided on or before such CanniMed Termination Payment becomes payable.

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means all federal, state, local, provincial, branch, foreign or other taxes or other governmental levies, including income, gross receipts, windfall, profits, value added, severance, ad valorem, property, capital, net worth, production, mining, royalty, rental, sales, use, licence, excise, franchise, employment, environmental, value added, transfer, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, social insurance premiums, workers’ compensation premiums, employment insurance, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes or other governmental levies of any kind whatsoever imposed or charged by any Governmental Authority, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties; and

“TSX” means the Toronto Stock Exchange.

1.2	Singular, Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Deemed Currency

Unless otherwise expressly stated, all references to currency herein shall be, and be deemed to be, references to Canadian currency.

1.4	Headings, etc.

The division of this Agreement into Articles, Sections and Schedules, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

1.8	Certain Expressions

The terms “including” or “includes” shall, when used in this Agreement, be construed to mean including or includes without limitation. References to “herein”, “hereby”, “hereunder”, “hereof’ and similar expressions are references to this Agreement (including all Schedules to this Agreement) and not to any particular Section of or Schedule to this Agreement.

1.9	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non- exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Improved Offer.

1.10	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations, rules and published policies promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

1.11	Ordinary Course

Any reference to an action taken by a person in the ordinary course means that such action is consistent with past practices of such person and is taken in the ordinary course of the normal operations of such person.

1.12	Knowledge

In this Agreement, the phrase “to the knowledge of CanniMed” or other similar phrases means to the best of the knowledge, information and belief of the Chief Executive Officer or Chief Financial Officer of CanniMed, without personal liability on the part of either of them; and the phrase “the Knowledge of the Offeror” or other similar phrases means to the best of the knowledge, information and belief of the Chief Executive Officer or Chief Financial Officer of the Offeror, without personal liability of the part of either of them.

1.13	Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A – Representations and Warranties of the Offeror
Schedule B – Representations and Warranties of CanniMed
Schedule C – Form of CanniMed Support Agreements
Schedule D – Conditions of the Improved Offer

ARTICLE 2
THE IMPROVED OFFER

2.1	The Improved Offer

(a)

The Offeror shall promptly publicly announce its intention to amend the Original Offer, subject to the terms and conditions set forth below, to increase the consideration payable for all of the issued and outstanding CanniMed Shares, and CanniMed Shares issuable upon exercise of Convertible Securities. Under the Improved Offer, CanniMed Shareholders will be entitled to receive Aurora Shares or cash, at their election, subject to proration of a maximum cash component of $140 million, excluding the CannMed Shares owned by the Offeror and its affiliates. Assuming proration of the cash among all Cannimed shareholders (fully diluted), and excluding the CannMed Shares owned by the Offeror and its affiliates, the result would be $5.70 in cash and 2.9493 in Aurora Shares. Assuming an all share election a CanniMed Shareholder will receive 3.4 Aurora Shares. Provided that there has been no termination of this Agreement, the Offeror shall not terminate or withdraw the Improved Offer prior to the Expiry Time without the prior written consent of CanniMed.

(b)

The Offeror shall prepare the Notice of Variation in both the English and French languages. The Offeror shall mail the Notice of Variation in accordance with applicable Securities Laws to each registered holder of CanniMed Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on the day that is ten days after date of execution of this Agreement by both the Offeror and CanniMed (such time on such date being the “Latest Mailing Time”); provided, however, that if the mailing of the Notice of Variation is delayed by reason of CanniMed not having provided to the Offeror the

Directors’ Circular (defined below) as well as any information pertaining to CanniMed that is necessary for the completion of the Notice of Variation by the Offeror, then the Latest Mailing Time shall be extended to 11:59 p.m. on the second business day following the date on which CanniMed supplies such necessary documents, information or other assistance.

(c)

Prior to the printing of the Notice of Variation and the filing of the amendment to the Original Offer to purchase, the Offeror shall provide CanniMed with a reasonable opportunity to review and comment on such documents, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(d)

The Offeror agrees to take up all of CanniMed Shares tendered under the Improved Offer no later than 9:00 a.m. on the first business day following the first scheduled Expiry Time if and when all the conditions to the Improved Offer set out in Schedule A, which conditions shall be included in the Notice of Variation and shall replace the conditions to the Original Offer, shall have been satisfied or waived and pay for such CanniMed Shares promptly and in any event not later than three (3) business days following such scheduled Expiry Time.

(e)

The Offeror may, in its sole discretion, waive any term or condition of the Improved Offer (other than the Statutory Minimum Condition, but including any further extension of the Expiry Time) or increase the consideration offered; provided that the Offeror shall not, without the prior consent of CanniMed, otherwise amend the Improved Offer, impose additional conditions to the Improved Offer, decrease the consideration per CanniMed Share, decrease the cash amount of the Improved Offer, decrease the number of CanniMed Shares in respect of which the Improved Offer is made, change the form of consideration payable under the Improved Offer (other than to increase the total consideration per CanniMed Share or add additional consideration) or otherwise vary the Improved Offer or any terms or conditions thereof in a manner which is adverse to CanniMed Shareholders.

(f)

If the Offeror takes up any CanniMed Shares under the Improved Offer, it shall make a public announcement of that fact and the Offeror shall extend the Improved Offer for a period of not less than 10 days.

(g)	The Parties agree that Section 4 of the Mutual Non-Disclosure Agreement between CanniMed and the Offeror dated January 19, 2018 is deleted.

2.2	Conditions to Amending of the Original Offer

(a)

The obligation of the Offeror to amend the Original Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion:

(i)	this Agreement shall not have been terminated pursuant to Section 8.1;

(ii)	CanniMed shall have terminated the Newstrike Agreement in accordance with its terms and paid the Newstrike Agreement Termination Payment;

(iii)

CanniMed Board of Directors shall have recommended that CanniMed Shareholders accept the Improved Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Improved Offer subsequent to the date of this Agreement inconsistent with such recommendation;

(iv)

CanniMed Board of Directors shall have prepared and approved in final form, printed for distribution to CanniMed Shareholders and delivered to the Offeror for mailing with the Notice of Variation an amended directors’ circular recommending that CanniMed Shareholders accept the Improved Offer (the “Directors’ Circular”), which Directors’ Circular CanniMed will file with applicable Securities Authorities concurrent with the mailing of the Notice of Variation;

(v)

CanniMed shall have complied in all material respects with all of its covenants in this Agreement, including without limitation those set out in Section 2.3, to be complied with prior to the Offeror amending the Original Offer;

(vi)

each of the representations and warranties of CanniMed provided herein (a) that are qualified by a reference to Material Adverse Change shall be true and correct at the date the Improved Offer is made and (b) that are not qualified by a reference to Material Adverse Change shall be true and correct unless the failure to be true or correct has neither individually or in the aggregate with such other untrue or incorrect representations caused or reasonably may be expected to cause, a Material Adverse Change, at the date the Notice of Variation is mailed;

(vii)	no Material Adverse Change shall have occurred since the date of this Agreement;

(viii)

no person shall have made an Acquisition Proposal after the date hereof unless CanniMed Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and, if requested by the Offeror, acting reasonably, publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly re- affirmed its recommendation in favour of the Improved Offer;

(ix)

no cease trade order, injunction or other prohibition at Law shall exist against the Offeror varying and extending the Original Offer or taking up or paying for CanniMed Shares deposited under the Improved Offer; and

(x)

prior to printing the Directors’ Circular, CanniMed shall provide the Offeror with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by CanniMed, acting reasonably. The Directors’ Circular shall include a copy of the written Fairness Opinions.

(b)	The conditions in Section 2.2(a) are for the sole benefit of the Offeror and may be waived by it in its sole discretion in whole or in part.

2.3	Directors’ Circular, Fairness Opinions and Press Release

(a)	CanniMed hereby represents and warrants, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that as of the date of this Agreement:

(i)

CanniMed Board of Directors has received oral Fairness Opinions and confirmation from each of the Financial Advisors that it will deliver written Fairness Opinions to CanniMed Board of Directors dated the date of the oral Fairness Opinions on or before the date of the Directors’ Circular; and

(ii)

CanniMed Board of Directors has determined, after consultation with their financial and legal advisors, (A) that the consideration to be offered for CanniMed Shares pursuant to the Improved Offer is fair, from a financial point of view, to all CanniMed Shareholders (other than the Offeror and its affiliates), and (B) that it would be in the best interests of CanniMed to support and facilitate the Improved Offer and enter into this Agreement and recommend that CanniMed Shareholders tender their CanniMed Shares to the Improved Offer.

(b)	The CanniMed Board of Directors shall:

(i)

prior to the Offeror mailing the Notice of Variation, prepare and approve in final form and print for distribution to CanniMed Shareholders, the Directors’ Circular prepared in accordance with Securities Laws recommending that CanniMed Shareholders tender all of their CanniMed Shares to the Improved Offer, which shall attach the written Fairness Opinions;

(ii)

deliver to the depositary of the Improved Offer, at its offices in Toronto, Ontario (or as the Offeror may otherwise direct in writing) in sufficient time for mailing with theNotice of Variation, a sufficient quantity of commercial copies of the Directors’Circular; and

(iii)

issue a press release on the date of mailing the Notice of Variation by the Offeror recommending that CanniMed Shareholders tender all of their CanniMed Shares to the Improved Offer, which shall include reference to the Fairness Opinions.

2.4	Information

Each of the Offeror and CanniMed will, in a timely manner, furnish the other with all information regarding itself and its affiliates, respectively, as is reasonably requested by the other or otherwise required to be included in the Directors’ Circular or Notice of Variation under applicable Laws or in any other filings required to be made by CanniMed or the Offeror under applicable Laws in connection with the Contemplated Transactions. Each Party shall also use reasonable commercial efforts to obtain any necessary consents from any of its auditors, legal counsel and any other advisors to the use of any financial, technical or other expert information required to be included in the Directors’ Circular or Notice of Variation and to the identification in the Directors’ Circular or Notice of Variation of each such advisor.

2.5	Outstanding Options

(a)

Subject to any required regulatory approvals, the CanniMed Board of Directors shall resolve or have resolved to permit the exercise or surrender of all CanniMed Share Options conditional upon, and immediately prior to, the Offeror first taking up CanniMed Shares under the Improved Offer and shall further resolve or have resolved that all CanniMed Share Options contemplated under the CanniMed Stock Option Plan shall become immediately exercisable.

(b)	The foregoing treatment of CanniMed Share Options shall be described in the Directors’Circular.

2.6	Directors

CanniMed acknowledges that, promptly upon the take-up and payment by the Offeror pursuant to the Improved Offer of such number of CanniMed Shares which, together with CanniMed Shares already owned by the Offeror, represent in excess of 50% of the then outstanding CanniMed Shares plus one CanniMed Share and from time to time thereafter, the Offeror shall be entitled to designate such number of directors of CanniMed Board of Directors, proportionate to the percentage of CanniMed Shares owned by the Offeror and CanniMed shall not frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the designees of the Offeror to be elected or appointed to CanniMed Board of Directors, and to constitute such proportionate representation on CanniMed Board of Directors, which for greater certainty, will be a majority of CanniMed Board of Directors, including, without limitation, at the request of the Offeror, by using its reasonable commercial efforts to increase the size of CanniMed Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

The Offeror hereby represents and warrants to and in favour of CanniMed as set out in Schedule A, and acknowledges that CanniMed is relying upon such representations and warranties in connection with the entering into of this Agreement:

3.1	Survival of Representations and Warranties

No investigation by or on behalf of CanniMed or its affiliates or its or their Representatives, will mitigate, diminish or affect the representations or warranties made by the Offeror in this Agreement. The representations and warranties of the Offeror contained in this Agreement shall not survive the Effective Time and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF CANNIMED

CanniMed hereby represents and warrants to and in favour of the Offeror as set out in Schedule B, and acknowledges that the Offeror is relying upon such representations and warranties in connection with the entering into of this Agreement:

4.1	Survival of Representations and Warranties

No investigation by or on behalf of Offeror or its affiliates or its or their Representatives, will mitigate, diminish or affect the representations or warranties made by the Offeror in this Agreement. The representations and warranties of the Offeror contained in this Agreement shall not survive the Effective Time and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
CONDUCT OF BUSINESS

5.1	Conduct of Business by CanniMed

CanniMed covenants and agrees that, during the period from the date of this Agreement until such time as designees of the Offeror representing at least a majority of the directors on CanniMed Board of Directors shall have been appointed to CanniMed Board of Directors, unless the Offeror shall otherwise expressly consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), and except as is otherwise permitted or required under the terms of this Agreement or required under applicable Laws:

(a)

the business of CanniMed shall be conducted only, and CanniMed shall not take any action except, in the ordinary course of business and CanniMed shall, and shall cause its subsidiaries and its and their Representatives, to use reasonable commercial efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its directors, officers and employees, to maintain satisfactory relationships with suppliers, distributors, customers, employees and others having key business relationships with them; and shall not make any material change in the business, assets,liabilities, operations, capital or affairs of CanniMed or its subsidiaries other than changes in the ordinary course of business or otherwise permitted under the terms of this Agreement;

(b)	without limiting the generality of Section 5.1(a), CanniMed shall not, directly or indirectly, do or permit to occur any of the following:

(i)	amend any CanniMed Organizational Documents;

(ii)	amend CanniMed Stock Option Plan or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(iii)

issue, grant, sell or cause or, permit any Lien to be created on, or agree to issue, grant, sell or cause or permit any Lien to be created on any shares of CanniMed or its subsidiaries or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of CanniMed or any of its subsidiaries, other than (A) the issuance of CanniMed Shares issuable pursuant to the terms of the outstanding CanniMed Share Options, or other convertible securities outstanding as of November 24, 2017, and (B) transactions between two or more of CanniMed’s wholly-owned subsidiaries or between CanniMed and a wholly-owned subsidiary;

(iv)

redeem, purchase or otherwise acquire or subject to any Lien any of its outstanding securities or securities convertible into or exchangeable or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more of CanniMed’s wholly-owned subsidiaries or between CanniMed and a wholly- owned subsidiary;

(v)	split, consolidate or reclassify any of the CanniMed Shares or Convertible Securities;

(vi)	amend or modify the terms of any of its securities;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of CanniMed or any of its subsidiaries;

(viii)	reorganize, amalgamate or merge CanniMed with any other person;

(ix)	amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS;

(x)

make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax returns or file claims for Tax refunds, enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Authority relating to material Taxes, settle (or offer to settle) any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xi)	pledge, lease, license or cause or permit any material Liens to be created on any assets which, individually or in the aggregate, have a value in excess of $1,000,000.

(xii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other person, if any of the foregoing would individually or in the aggregate, have a value in excess of $500,000;

(xiii)

incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances that are, in the aggregate, in excess of $500,000;

(xiv)

commit to make new capital expenditures that, are, in the aggregate, in excess of $500,000 other than as already committed by CanniMed or its current budget and capital expenditure plan as approved by the board of directors of CanniMed;

(xv)

pay, discharge or satisfy any claims, liabilities or obligations which, individually or in the aggregate, are in excess of $500,000, other than the payment, discharge or satisfaction of liabilities (A) reflected or reserved against in the CanniMed Financial Statements, (B) incurred in the ordinary course of business, or (C) in connection with the Original Offer, the response of CanniMed thereto or this Agreement, or pursuant to the Newstrike Agreement and payments thereunder;

(xvi)

except in the ordinary course of business, waive, release, grant or transfer any rights which, individually or in the aggregate, have a value in excess of $1,000,000 or settle any material legal action except as contemplated herein;

(xvii)

enter into any Contract or series of Contracts, other than in the ordinary course, resulting in a new Contract or series of related new Contracts having a term in excess of 12 months and that would not be terminable by CanniMed or its subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose payment or other financial obligations on CanniMed or any of its subsidiaries in excess of $500,000 individually;

(xviii)

enter into any Contract that would limit or otherwise restrict CanniMed or any of its subsidiaries or any of their successors, or that would, after the Expiry Time, limit or otherwise restrict the Offeror or any of its affiliates or any of their successors, from engaging or competing in any line of business or in any geographic area related to cannabis;

(xix)	enter into any union recognition agreement, collective bargaining agreement, works council agreement or similar agreement with any trade union or representative body except as required by law;

(xx)

except as provided for in Section 9.2, increase the benefits payable or to become payable to CanniMed’s directors or officers (whether from CanniMed or any of its subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any director or officer of CanniMed other than pursuant to agreements already entered into;

(xxi)

Except as provided for in Section9.2, in the case of employees who are not directors or officers of CanniMed, take any action with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof except in the ordinary course of business;

(xxii)	authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; or

(xxiii)	other than in the ordinary course of business, cancel, waive or compromise any indebtedness or claims, including any accounts payable and receivable;

(c)

Upon execution of this Agreement, CanniMed shall issue a news release stating that the initial deposit period for the Improved Offer will be reduced to the earliest permissible date under Securities Laws;

(d)

In the event that the Offeror desires to visit a property owned or operated by CanniMed, CanniMed agrees that, upon reasonable notice, it shall provide the Offeror’s representatives with reasonable access during normal business hours to all of the facilities and information related to all of the facilities, in order that the Offeror’s representatives may carry out the inspections or inquiries that it reasonably requires. For greater certainty, nothing herein shall restrict the ability of the Offeror’s representatives to engage in discussions as reasonably required with CanniMed’s employees, agents or representatives in order to evaluate scientific techniques used by CanniMed, or any third party at a property owned or operated by CanniMed, provided that the Offeror provides reasonable notice to CanniMed and allows CanniMed to arrange, and if desired, attend any such meetings;

(e)

CanniMed shall on or prior to February 1, 2018 deliver a Notice of Discontinuance regarding the lawsuit (the “Lawsuit”) dated January 12, 2018 filed by CanniMed in the Ontario Superior Court of Justice (Court File No. ON-18-589996-00CL) against Aurora and certain other persons. CanniMed also agrees it shall not assign the Lawsuit, any rights in connection with the Lawsuit or any claims with respect thereto. For greater certainty, CanniMed agrees that it will take no action to seek judgment under the Lawsuit and neither shall CanniMed make any filings except for such filings which are legally necessary to withdraw the lawsuit;

(f)

CanniMed shall use its reasonable commercial efforts to cause each of CanniMed`s directors and officers to enter into support agreements (in the form attached hereto in Schedule C to this Agreement) with the Offeror (the “CanniMed Support Agreements”) in respect of the Improved Offer with Aurora;

(g)

CanniMed shall use reasonable commercial efforts to cause the current insurance (or re- insurance) policies of CanniMed not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)	CanniMed shall duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Securities Laws;

(i)

CanniMed shall promptly notify the Offeror orally and in writing of (i) any material change (within the meaning of the Securities Act), on a consolidated basis, in the operation of its business and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of CanniMed contained herein to be untrue or inaccurate in any material respect; or (y) result in the failure in any material respect of CanniMed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(j)

CanniMed shall not create any new Officer Obligations and CanniMed shall not grant to any officer, director or employee an increase in compensation in any form, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Improved Offer or a change of control of CanniMed or enter into any employment agreement with, any officer or director (other than in the ordinary course) and employees, or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies, other than as contemplated in Section 9.2;

(k)

CanniMed shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees except: (i) with respect to its obligations under existing provisions of any of the Employee Plans; (ii) as contemplated in Section 9.2; (iii) or as required by law or in the ordinary course of business; and

(l)

Notwithstanding any other provision of this Agreement, nothing shall prevent CanniMed from selling up to $1,000,000 of non-material non-core assets at fair market value to a person who is not a competitor to CanniMed or Aurora, subject to CanniMed’s right to retain a 19.9% minority interest.

For the purposes of this Section 5.1(b)(xi), (xvi) and (xiv) and 5.1(l) in so far as CanniMed is permitted to engage in any of the foregoing, it shall deliver to Aurora a written notice no less than three business days prior to commencing any such transaction which shall describe in reasonable detail the assets (which are the subject of the transaction) and the identities of the counterparties.

5.2	Conduct of Business by the Offeror

The Offeror covenants and agrees that, during the period from the date of this Agreement until completion of Subsequent Acquisition Transaction or Compulsory Acquisition, unless a majority of the directors of CanniMed independent of Aurora shall otherwise expressly consent in writing (such consent not to be unreasonably withheld, delayed or conditioned):

(a)

the business of the Offeror shall be conducted only, and the Offeror shall not take any action except, in the ordinary course of business and the Offeror shall, and shall cause its subsidiaries and its and their Representatives, to use reasonable commercial efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its directors, officers and employees, to maintain satisfactory relationships with suppliers, distributors, customers, employees and others having key business relationships with them; and shall not make any material adverse change in the business, assets, liabilities, operations, capital or affairs of the Offeror;

(b)	without limiting the generality of Section 5.2(a), the Offeror shall not, directly or indirectly, do or permit to occur any of the following:

(i)	amend any of the Offeror Organizational Documents;

(ii)	amend the Offeror Stock Option Plan or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(iii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Offeror or any of its subsidiaries;

(iv)	reorganize, amalgamate or merge the Offeror with any other person;

(v)	amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS;

(vi)

make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax returns or file claims for Tax refunds, enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Authority relating to material Taxes, settle (or offer to settle) any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(vii)	authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; or

(viii)	other than in the ordinary course of business, cancel, waive or compromise any indebtedness or claims, including any accounts payable and receivable;

(ix)	declare or pay or make any dividend or distribution on its common shares or engage in any capital reorganization or repurchase any Aurora Shares.

In addition, the Offeror covenants that for a period of six (6) months following the effective date of the Subsequent Acquisition Transaction or Compulsory Acquisition it shall not terminate the employment of any employee of CanniMed other than for cause. For the purposes of this covenant, employee does not include persons who are members of the CanniMed Board of Directors, CanniMed executive officers, or CanniMed “insiders” within the meaning of applicable Securities Laws.

ARTICLE 6
COVENANTS OF CANNIMED

6.1	Non-Solicitation

(a)

CanniMed shall, and shall direct and cause its subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement discussion or negotiation with any person (other than the Offeror or its Representatives) with respect to any potential Acquisition Proposal, whether or not initiated by CanniMed, and in connection therewith, CanniMed will discontinue access to any data rooms (virtual or otherwise). CanniMed shall not amend, modify or waive any confidentiality agreement, standstill agreement or standstill provisions contained in any agreements entered into by CanniMed with other parties relating to a potential Acquisition Proposal. Within 48 hours following the execution of this Agreement, CanniMed shall request the return or destruction of all information provided to any third parties in connection with any potential Acquisition Proposal and shall use reasonable commercial efforts to ensure that such requests, and any other covenants (including standstill provision) are honoured in accordance with the terms of confidentiality agreements, where applicable.

(b)

Except as otherwise provided in this Article 6, CanniMed shall not, and shall not authorize or permit any of its subsidiaries or its or their Representatives to, unless the Offeror has materially breached any covenant or obligation under this Agreement or suffers a Offeror Material Adverse Change:

(i)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of CanniMed or any of its subsidiaries or entering into any Contract) the initiation of any inquiries, offers or proposals regarding an Acquisition Proposal; provided that, for greater certainty, CanniMed may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the CanniMed Board of Directors has so determined;

(ii)	engage or participate in or otherwise facilitate any discussions or negotiations with, or provide any information to any person regarding, an Acquisition Proposal;

(iii)	withdraw, modify or qualify (or propose to do so), in a manner adverse to the Offeror, the approval or recommendation of the CanniMed Board of Directors of the Improved Offer or this Agreement;

(iv)

approve or recommend or remain neutral or propose publicly to approve or recommend or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) business days following the public announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 6.1(b)(iv)), or

(v)

accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any person in the event that CanniMed completes the transactions contemplated in this Agreement or any other transaction with the Offeror or any of its affiliates agreed to prior to any termination of this Agreement, whether formal or informal.

(c)

CanniMed shall, as soon as practicable and in any event within 24 hours following receipt thereof notify the Offeror, at first orally and then as soon as possible thereafter within such 24 hour period in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for nonpublic information relating to CanniMed or for access to properties, books and records or a list of the CanniMed Shareholders or other CanniMed Securityholders of which CanniMed, its subsidiaries, or its or their Representatives are or become aware, or any amendments to the foregoing. Such notice shall include the material terms and conditions of, and the identity of the person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. CanniMed shall keep the Offeror informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.

(d)

Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, if after the date of this Agreement, CanniMed receives a request for material non-public information in connection with a potential Acquisition Proposal or receives a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated after the date hereof in contravention of Section 6.1(a)), and the CanniMed Board of Directors determines in good faith after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), be a Superior Proposal, then, and only then, CanniMed may provide such person with access to information regarding CanniMed and its subsidiaries and engage in discussions and negotiations with such person, subject to the execution of an appropriate and customary confidentiality agreement (if one has not already been entered into) providing for standstill provisions (which shall not be waived or modified without the prior written approval of the Offeror) other than to effect a Superior Proposal with the consent of the CanniMed Board of Directors in compliance with this Agreement, provided however that the Offeror is provided with access to similar information to which such person was provided if it has not already been provided such information.

(e)

CanniMed shall ensure that its subsidiaries and its and their Representatives are aware of, and agree to be bound by, the provisions of this Section 6.1, and CanniMed shall be responsible for any breach of this Section 6.1 by such subsidiaries and Representatives.

6.2	Notice of Superior Proposal Determination

(a)

Subject to Section 6.2(b), CanniMed agrees that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 6.1(d)) and/or withdraw, modify or qualify its approval or recommendation in respect of the Improved Offer and recommend or approve the Acquisition Proposal, unless:

(i)	the CanniMed Board of Directors has determined that the Acquisition Proposal constitutes a Superior Proposal;

(ii)

CanniMed has complied with its obligations under all other provisions of this Article 6 and has provided the Offeror with a copy of the Acquisition Proposal (including, if applicable, a copy of any proposed agreement relating to such Acquisition Proposal);

(iii)

a period (the “Response Period”) of five (5) business days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the CanniMed Board of Directors that the CanniMed Board of Directors determined, subject to compliance with this Section 6.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal, and (B) the date the Offeror received a copy of such Acquisition Proposal;

(iv)

after the Response Period, the CanniMed Board of Directors has determined in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

(v)	CanniMed concurrently terminates this Agreement pursuant to Section 8.1(i) and has paid to the Offeror the Termination Payment pursuant to Section 6.3(a)(ii).

(b)

During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of this Agreement and the Improved Offer. The CanniMed Board of Directors will review any proposal by the Offeror to amend the terms of the Improved Offer in order to determine, in good faith in the exercise of its fiduciary duties whether the Improved Offer as it is proposed by the Offeror to be amended would, upon acceptance by CanniMed, result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the proposed amended Improved Offer. If the CanniMed Board of Directors does so determine, the CanniMed Board of Directors will cause CanniMed to promptly enter into an amendment to this Agreement reflecting the amended Improved Offer.

(c)

The CanniMed Board of Directors shall promptly (and in any event within three business days) reaffirm its recommendation of the Improved Offer by news release after the CanniMed Board of Directors determines that the proposed amendment to the Contemplated Transactions and the Improved Offer would result in an Acquisition Proposal that was publicly announced not being a Superior Proposal and the Offeror has so amended the terms of this Agreement. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and CanniMed shall give reasonable consideration to all comments made by the Offeror and its counsel.

(d)

Each successive amendment to any Acquisition Proposal that results in an increase in, or material modification of, the consideration (or value of such consideration) to be received by the CanniMed Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 6.2 and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

(e)

Nothing in this Agreement shall prevent the CanniMed Board of Directors from responding through a directors’ circular or otherwise as required by applicable Laws, in respect of an Acquisition Proposal that it determines is not a Superior Proposal. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the content of any directors’ circular prior to its printing and CanniMed shall give reasonable consideration to all comments made by the Offeror and its counsel.

6.3	Termination Payment and Expense Reimbursement

(a)

The Offeror shall be entitled to a cash termination payment (the “Termination Payment”) in an amount equal to $43,500,000 upon the occurrence of any of the following events (each a “Termination Payment Event”), which shall be paid by CanniMed within the time specified in respect of any such Termination Payment Event:

(i)

the Offeror shall have terminated this Agreement pursuant to Section 8.1(c)(i)(x) (material breach or default by CanniMed), Section 8.1(d) (failure to re-affirm), or Section 8.1(e) (change in or failure to make recommendation); provided that at such time (i) the Offeror is not in default of its covenants or obligations pursuant to this Agreement, and (ii) no Offeror Material Adverse Change shall have occurred, in which case the Termination Payment shall be paid by 4:00 pm (Toronto time) on the second business day following the date on which this Agreement is terminated;

(ii)

CanniMed proposes to terminate this Agreement pursuant to Section 8.1(j) (acceptance of Superior Proposal), in which case CanniMed shall pay the Offeror the Termination Payment prior to entering into of the definitive agreement relating to a Superior Proposal; or

(iii)

on or after the date hereof and prior to the Expiry Time an Acquisition Proposal is publicly announced or any person has publicly announced an intention to make an Acquisition Proposal, and such Acquisition Proposal has not expired, been withdrawn or been publicly abandoned, and an Acquisition Proposal is completed within 12 months following the later of (i) the date this Agreement is terminated and (ii) the Effective Time, in which case the Termination Payment shall be paid to the Offeror concurrently with the completion of such Acquisition Proposal.

(b)

Unless the Termination Payment is paid, the Offeror shall be entitled to an expense reimbursement payment of up to $9,500,000 (the “Expense Reimbursement”) if this Agreement is terminated pursuant to Sections 8.1(c)(i)(y) or 8.1(c)(iii) in which case the Expense Reimbursement shall be paid to the Offeror by 4:00 p.m. (Toronto time) on the day on which this Agreement is terminated.

(c)	Upon written notice to CanniMed, the Offeror may assign its right to receive the Termination Payment or Expense Reimbursement to any affiliate (the “Offeror Assignee”).

(d)

CanniMed shall be entitled to the reverse Termination Payment of $43,500,000 (the “Reverse Termination Payment”), if this Agreement is terminated pursuant to Sections 8.1(i). The Reverse Termination Payment shall be paid by the Offeror within three business days of the day on which this Agreement is terminated in accordance with Section 8.1(i).

(e)

The Termination Payment or Expense Reimbursement shall be paid by CanniMed to the Offeror or the Offeror Assignee by wire transfer in immediately available funds to an account specified by the Offeror. The Reverse Termination Payment shall be paid by the Offeror to CanniMed by wire transfer in immediately available funds to an account specified by CanniMed. For greater certainty, the obligations of CanniMed and the Offeror under this Section 6.3shall survive the termination of this Agreement, regardless of the circumstances thereof.

(f)

For greater certainty, CanniMed shall not be obligated to make more than one payment of the Termination Payment under this Section 6.3 if one or more of the events specified in Section 6.3(a) occurs. Furthermore, notwithstanding any other provision of this Agreement, if CanniMed has made an Expense Reimbursement payment to the Offeror or the Offeror Assignee in accordance with Section 6.3(b) and a Termination Payment subsequently becomes payable, the Termination Payment shall be reduced by the amount of any such Expense Reimbursement that has been paid.

6.4	Liquidated Damages and Injunctive Relief

The Parties acknowledge that the payment of the Termination Fee, Expense Reimbursement or Reverse Termination Payment is the payment of liquidated damages that are a genuine pre-estimate of the damages the Offeror or CanniMed, as applicable, will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. The Parties irrevocably waives any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the right to receive payment of the amount determined pursuant to Section 6.3(a), 6.3(b) and 6.3(d), in the manner provided therein, is, where such amount has been paid in full, the sole monetary remedy of the Offeror in respect of the event giving rise to such payment, other than the right to injunctive relief in accordance with Section 10.3 hereof to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

6.5	Assistance with Prospectus and Auditor Comfort

CanniMed shall provide assistance to the Offeror in the preparation of its prospectus as reasonably required and use its reasonable commercial efforts to deliver to the Offeror comfort letters from its auditors in the form and substance satisfactory to the Offeror, in respect of the foregoing.

6.6	Consents

CanniMed shall use its reasonable commercial efforts to obtain any consent from or to provide notice to, any person, in each case in form and substance acceptable to the Offeror, where consent is required for that person or that person has a right to receive notice in respect of this Agreement or the transaction contemplated hereunder.

6.7	Cooperation

Subject to the fulfillment by the directors of their fiduciary duties and their duty of candour to shareholders, CanniMed shall cooperate with any solicitation or information agent retained by the

Offeror, at the Offeror’ s sole expense, and shall take, or refrain from taking, such action as may be reasonably requested by the Offeror, in furtherance of such cooperation.

6.8	Transition Services

CanniMed shall use its reasonable commercial efforts to take or cause to be taken all reasonable actions to permit an orderly transition of CanniMed’s operations following the Effective Time, which, for greater certainty shall include using reasonable commercial efforts to enter into employee retention arrangements with any employees reasonably identified by the Offeror, on terms reasonably satisfactory to the Offeror.

ARTICLE 7
MUTUAL COVENANTS

7.1	Notice Provisions

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect; or

(ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Expiry Time or the Effective Time, as applicable.

(b)

Each Party will give prompt notice to the other if at any time before the Expiry Time it becomes aware that the Notice of Variation, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Notice of Variation , the Directors’ Circular, such application, registration, consent, circular, approval or filing, and the Offeror and CanniMed shall co-operate in the preparation of any amendment or supplement to theNotice of Variation , the Directors’ Circular, application, registration, consent, circular, approval or filing, as required.

7.2	Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the Parties agrees to use its reasonable commercial efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transactions and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts:

(a)

to obtain all necessary or advisable consents, approvals and authorizations as are required or advisable to be obtained under applicable Law, including, without limitation, under the rules of the TSX and, in the case of the Offeror to list the Aurora Shares issuable pursuant to the Improved Offer;

(b)	to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Contemplated Transactions;

(c)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Contemplated Transactions;

(d)

to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities or required under any applicable Securities Laws, or any other Law relating to the Contemplated Transactions;

(e)

to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities or required under any applicable Securities Laws, or any other Law relating to the Contemplated Transactions;

(f)	to settle the agreement providing for the issuance of the Aurora Warrants in a form satisfactory to each of the Parties, acting reasonably;

(g)	to execute and deliver such documents as the other Party may reasonably require; and

(h)	to fulfil all conditions within its power and satisfy all provisions of this Agreement, the Improved Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

7.3	Preparation of Filings

Without limiting Section 7.2(a), each of CanniMed and the Offeror shall:

(a)

as soon as practicable after the execution of this Agreement, make, or cause to be made, all such filings and submissions under the rules of the TSX, Securities Laws and as may be required or advisable for the Offeror to complete the Contemplated Transactions;

(b)

subject to compliance at all times with applicable Law and the other provisions of this Agreement, coordinate and cooperate with each other in exchanging information and supplying such assistance as is reasonably requested in connection with the foregoing including providing each Party with all notices and information supplied to or filed with any Governmental Authorities, and all notices and correspondence received therefrom (including notices and information which a Party, acting reasonably, considers highly confidential and sensitive and which may be provided on a confidential and privileged basis only to outsidecounsel of the other Party, provided however that nothing in this Agreement requires any Party to share with another Party or its external legal counsel any information that relates to the valuation of the proposed transactions contemplated by this Agreement).

(c)

comply, at the earliest practicable date and after consultation with the other Party, with any request for additional information or documentary material received by it from such Governmental Authorities;

(d)

cooperate with one another in connection with any filings or other submission aimed at resolving any investigation or other inquiry concerning the Contemplated Transactions initiated by such Governmental Authorities, including providing each other, in advance, with copies of any notifications, filings, applications and/or other submissions in draft form and reasonable opportunity to comment thereon; to the extent that any information or documentation contained in such drafts is competitively sensitive or otherwise highly confidential, such information shall be provided only to outside counsel on a confidential and privileged basis, provided however that nothing in this Agreement requires any Party to share with another Party or its external legal counsel any information that relates to the valuation of the proposed transactions contemplated by this Agreement;

(e)

not participate in any meeting or discussion expected to address substantive matters related to the Contemplated Transactions either in person or by telephone with such Governmental Authorities unless, to the extent permitted, it gives the other Party (or its outside counsel) the opportunity to attend and observe;

(f)

Subject to section 7.2., above, use reasonable commercial efforts to cause any applicable waiting periods to terminate or expire at the earliest possible date and to obtain any necessary approvals of the Contemplated Transactions; provided that reasonable commercial efforts shall not require the Offeror or any of its affiliates to proffer or accept any order providing for the divestiture of any properties, assets, operations or businesses; to accept any other conditions, restrictions, limitations, or agreements affecting the

Offeror’s or its affiliates’ full rights of ownership to any CanniMed Shares or its assets, or to contest any lawsuits or other legal proceedings, whether judicial or administrative, brought by or against Governmental Authorities, challenging or supporting the Agreement or the consummation of the Contemplated Transactions;

(g)	Notwithstanding any other term or provision of this Agreement, the Offeror shall pay any filing fee in respect of the foregoing.

7.4	Consultation and Access to Information

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, CanniMed shall, and shall cause its subsidiaries and its and their respective Representatives to afford to the Offeror and its subsidiaries and its and their respective Representatives such access as the Offeror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their respective officers, employees, agents, advisors, properties, offices, assets, books, records and Contracts, and shall furnish the Offeror with such data and information as the Offeror may reasonably request.

7.5	Public Statements

Each of the Offeror and CanniMed agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement, which press release shall, in each case, be satisfactory in form and substance to the other Party, acting reasonably.

ARTICLE 8
TERMINATION,  AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated in any of the subsections below:

(a)	by mutual written consent of the Offeror and CanniMed;

(b)

by the Offeror by written notice to CanniMed if any condition contained in Section 2.2 has not been satisfied or waived by the Offeror, in its sole discretion, at or before the Latest Mailing Time, except where failure to satisfy such condition is, in whole or in part, a result of a default by the Offeror of its covenants or obligations pursuant to this Agreement;

(c)	by the Offeror by written notice to CanniMed at any time if:

(i)	(x) CanniMed is in material default of any covenant or obligation in Section 6.1 or Section 6.2; or (y) CanniMed is in material default of any covenant or obligation in Section 2.3;

(ii)

CanniMed has breached any other covenant or obligation under this Agreement except for breaches that neither individually nor in the aggregate, result or could reasonably be expected to result, in a Material Adverse Change; or

(iii)	any representation or warranty of CanniMed:

(A)	that is qualified by reference to a Material Adverse Change shall be untrue or incorrect in any respect; or

(B)

that is not qualified by reference to a Material Adverse Change shall be untrue or incorrect unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, a Material Adverse Change;

provided that in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is five (5) business days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(d)

by the Offeror by written notice to CanniMed if CanniMed Board of Directors fails to publicly recommend the Improved Offer as referred to in Section 2.2(a)(iii) or reaffirm its approval of the Improved Offer within five (5) business days of any written request by the Offeror (or, in the event that the Improved Offer shall be scheduled to expire within such five (5) business day period, prior to the scheduled expiry of the Improved Offer);

(e)

absent a material breach by the Offeror of any covenant or obligation under this Agreement or an Offeror Material Adverse Change, by the Offeror by written notice to CanniMed if CanniMed Board of Directors or any committee thereof withdraws, amends or modifies in any manner adverse to the Offeror or CanniMed Board of Directors fails to publicly recommend or reaffirm its approval of the Improved Offer and recommendation that CanniMed Shareholders tender all of CanniMed Shares under the Improved Offer within three (3) business days of (a) the public announcement of any Acquisition Proposal which CanniMed Board of Directors has determined is not a Superior Proposal or (b) the written request by the Offeror that CanniMed Board of Directors make such a recommendation or reaffirmation;

(f)	(i) By the Offeror, by written notice to CanniMed, if a Material Adverse Change occurs, or (ii) by CanniMed, by written notice to the Offeror, if an Offeror Material Adverse Change occurs;

(g)	by CanniMed by written notice to the Offeror at any time if any representation or warranty of the Offeror under this Agreement:

(i)	that is qualified by reference to an Offeror Material Adverse Change shall be untrue or incorrect in any respect; or

(ii)

that is not qualified by reference to an Offeror Material Adverse Change shall be untrue or incorrect unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, an Offeror Material Adverse Change;

(h)

by CanniMed by written notice to the Offeror if: (A) the Offeror has not mailed the Notice of Variation by the Latest Mailing Time except where such failure is attributable, in whole or in part, to a default by CanniMed; or (B) the Improved Offer (or any amendment thereto other than as permitted hereunder or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with this Agreement or any amendment thereof that has been mutually agreed to by the Parties and such non conformity is not cured within five (5) business days from the date of written notice to that effect from CanniMed;

(i)	by either Party by written notice to the other Party if the Competition Act Approval is not obtained by the Outside Date;

(j)

by CanniMed by written notice to the Offeror in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 6.1(d)), subject to compliance with Section 6.2 and Section 6.3;

(k)

by either Party by written notice to the other of them if the Effective Time does not occur on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not attributable, in whole or in part, to a breach of a representation, warranty or covenant by the Party terminating this Agreement and provided further that CanniMed only may terminate the Agreement pursuant to this Section 8.1(k) if the Offeror has not waived the unsatisfied conditions and publicly announced its intention to take up and pay for CanniMed Shares that have been deposited pursuant to the Improved Offer;

(l)

by either Party by written notice to the other of them if the Improved Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of CanniMed Shares as a result of the failure of any condition to the Improved Offer to be satisfied or waived, unless the failure of such condition shall be attributable, in whole or in part, to the failure of the Party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement; or

(m)

by either Party by written notice to the other of them if any Law in force in Canada or United States (other than a judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority resulting from action inconsistent with this Agreement) makes the completion of the Improved Offer or the Contemplated Transactions illegal or otherwise prohibited; or

(n)

by CanniMed by written notice to the Offeror at any time if the Offeror has breached any covenant or obligation under this Agreement except for breaches that neither individually nor in the aggregate, result or could reasonably be expected to result, in an Offeror Material Adverse Change, provided that in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is five (5) business days from the date of written notice of such breach or failure and the business day prior to the Expiry Date.

8.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Offeror or CanniMed hereunder except as set forth in Article 1, Section 6.3, this Article 8 and Article 9, which provisions shall survive the termination of this Agreement. This Section 8.2 and the payment of the Termination Payment and Expense Reimbursement and Reverse Termination Payment, shall not relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

8.3	Amendment

This Agreement may be amended by mutual agreement between the Parties. It may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

8.4	Waiver

Each of the Offeror, on the one hand, and CanniMed, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or other acts of the other;

(b)	waive compliance with the other’s agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other Party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 9
GENERAL PROVISIONS

9.1	Payment of Newstrike Agreement Termination Payment

(a)

Aurora shall as soon as reasonably practicable following the execution of this Agreement by CanniMed and Aurora and the termination of the Newstrike Agreement make a cash payment of $9.5 million to CanniMed as directed by CanniMed, as a fee, to be paid to Newstrike in accordance with the terms of the Newstrike Agreement, in full satisfaction of the termination payment obligations of CanniMed therein.

9.2	Employee Bonuses	Redacted: Commercially Sensitive Information

(a)

CanniMed may make available a bonus pool of up to $ to be paid to certain CanniMed employees, officers and directors (as determined by the CanniMed Board of Directors). Such payments to be made solely in connection with their having provided services as an employee, director or officer of CanniMed or an affiliate.

For the purposes of this Section 9.2 no less than 65.00% of the bonus will be paid to individuals who are employees of CanniMed.

9.3	Officers’ and Directors’ Insurance and Indemnification

(a)

On or prior to the initial take up under the Improved Offer, CanniMed, in consultation with Aurora, will utilize its best efforts to attain the lowest price to purchase a customary pre- paid, non-cancellable directors’ and officers’ “trailing” or “run-off’ insurance policy for up to $20 million coverage; provided that the premium for such policy shall not exceed $1,000,000.

(b)

From and after the Effective Time, the Offeror shall cause CanniMed (or its successor) to, indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director, officer and employee of CanniMed (each, an “Indemnified Person”) against any costs or expenses (including reasonable legal fees), judgements, fines,losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer ofCanniMed, whether asserted or claimed prior to, at or after the Effective Time, including the approval of this Agreement, the completion of the Improved Offer or any of the other Contemplated Transactions arising out of or related to this Agreement and the transactions contemplated hereby; provided that such Indemnified Person acted honestly and in good faith with a view to the best interests of CanniMed and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnified Person had reasonable grounds for believing that his or her conduct was lawful. Neither the Offeror nor CanniMed shall settle, compromise or consent to the entry of any judgement in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director, officer or employee of CanniMed or services performed by such persons at the request of CanniMed at or prior to or following the Effective Time without the prior written consent of that Indemnified Person (such consent not to be unreasonably withheld) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such claim, action, suit, proceeding or investigation.

(c)

From and after the Effective Time, the Offeror shall cause CanniMed (or its successor) to honour and comply with the terms of all director and officer indemnity agreements in place between CanniMed and the directors and officers of CanniMed as at January 19, 2018.

9.4	Notices

(a)

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, then the next succeeding business day, in the place of receipt) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not, then the next succeeding business day) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next business day.

(b)	The address for service for each of the Parties hereto shall be as follows:

(i)	If to CanniMed:

CanniMed Therapeutics Inc.
1 Plant Technology Road, Box 19A, RR#5
Saskatoon, SK
Canada S7K 3J8		Redacted: Personal Information

Attention:	Donald Ching
Facsimile:

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide Street West
Toronto, ON
Canada M5H 4E3

	Attention:	Philippe Tardif
	Facsimile:		Redacted: Personal Information
E-Mail:

And

Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay Street,
Toronto, ON
Canada M5L 1B9

	Attention :	Donald Belovich
Facsimile :
Email :

(ii)	if to the Offeror:

Aurora Cannabis Inc.
1500 - 1199 West Hastings St.
Vancouver, BC
Canada V6E 3T5

	Attention:	Terry Booth
Facsimile:

with a copy (which shall not constitute notice) to:

McMillan LLP
Suite 1500, 1055 West Georgia Street
Vancouver, BC
Canada V6E 4N7

	Attention:	Desmond M. Balakrishnan
Facsimile:
E-Mail:

ARTICLE 10
MISCELLANEOUS

10.1	Agreement Matters

(a)	This Agreement:

(i)

together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

(ii)	shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; and

(iii)	except as expressly provided in Section10.7does not give any other person any right or recourse whatsoever.

(b)

The Parties shall be entitled to rely upon delivery of an electronic copy (portable document format (pdf)) of the Agreement, and such electronic copy (pdf) shall be legally effective to create a valid and binding agreement among the Parties.

10.2	Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party. Notwithstanding the foregoing provisions of this Section 10.2, the Offeror may assign all or any part of its rights (but not any obligations) under this Agreement to a wholly-owned affiliate of the Offeror, provided that if such assignment takes place, the Offeror shall continue to be liable to CanniMed for any default in performance by the assignee.

10.3	Further Assurances

Each Party shall use all reasonable commercial efforts do all such things and provide all such reasonable assurances as may be required to consummate the Contemplated Transactions, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

10.4	Expenses

Except as otherwise contemplated herein, All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee, cost or expense, whether or not the Improved Offer is consummated.

10.5	Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.6	Waiver

Except as otherwise expressly set forth herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

10.7	Third Party Beneficiaries

The provisions of Sections 9.1 and 10.8 are: (a) intended for the benefit of the persons specified therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and CanniMed shall hold the rights and benefits of Sections 9.1 and 10.8 as agent for and on behalf of the Third Party Beneficiaries and CanniMed hereby accepts such mandate; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.8	No Personal Liability

Except pursuant to the CanniMed Support Agreements of the directors and officers or CanniMed (if a director or officer has executed a CanniMed Support Agreement), no director or officer of either Party shall have any personal liability whatsoever to the other Party under this Agreement or any other document delivered in connection with this Agreement or the Improved Offer by or on behalf of that Party.

10.9	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature page follows.]

IN WITNESS WHEREOF, CanniMed and the Offeror have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AURORA CANNABIS INC.

Per:	(Signed) “Terry Booth”
	Name:	Terry Booth

	Title:	Chief Executive Officer

CANNIMED THERAPEUTICS INC.

Per:	(Signed) “Brent Zettl”
	Name:	Brent Zettl

	Title:	Chief Executive Officer

Per:	(Signed) “John E. Knowles”
	Name:	John E. Knowles

	Title:	Chief Financial Officer

SCHEDULE A
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

1.	Organization and Qualification

The Offeror and each of its subsidiaries is a corporation or company validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be, and has all necessary corporate or other legal power, authority and capacity to own, lease, license or otherwise hold its property and assets as now owned, leased, licensed or otherwise held, and to carry on its business as it is now being conducted. The Offeror and each of its subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its property and assets, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization and qualification necessary except where the failure to be so registered, authorized or in good standing would not reasonably be expected to be material to the Offeror.

2.	Capitalization

The authorized and issued capital of the Offeror consists of an unlimited number of common voting shares without par value (also called Aurora Shares), unlimited number of Class “A” Shares with a par value of $1.00 each; and unlimited number of Class “B” Shares with a par value of $5.00 each, of which 488,284,116 Aurora Shares have been validly issued and are outstanding as fully paid and non-assessable shares as of January 23, 2018 and have not been issued in violation of any pre-emptive rights. As of January 23, 2018, an aggregate of up to 36,021,753 Aurora Shares are issuable upon the exercise of outstanding stock options, share purchase warrants, and convertible securities. The Aurora Shares to be delivered pursuant to the Contemplated Transactions will be duly allotted for issuance and will be validly issued and outstanding as fully paid and non-assessable securities and will not have been issued in violation of any pre-emptive rights.

Except as disclosed in the Offeror Public Disclosure Record, there are no options, warrants, conversion privileges, commitments (contingent or otherwise) or other Contract or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, for the purchase, allotment or issuance of, or subscription for, any securities of the Offeror, or any securities convertible or exchangeable into, or exercisable for, or otherwise evidencing a right to acquire, any securities of the Offeror. All securities of the Offeror (including the stock options) have been issued in compliance with all applicable corporate Laws and Securities Laws.

Other than the Aurora Shares, stock options and convertible securities, there are no securities of the Offeror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of the Offeror on any matter. There are no outstanding Contracts or other obligations of the Offeror to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person in excess of $5 million in the aggregate, other than a wholly-owned subsidiary of the Offeror, or (iii) provide any guarantee with respect to any person (other than a wholly-owned subsidiary of the Offeror). There are no outstanding bonds, debentures or other evidences of indebtedness of the Offeror or any of its subsidiaries having the right to vote with the holders of the outstanding the Aurora Shares on any matters.

3.	Ownership of Subsidiaries

Except as disclosed in the Offeror Public Disclosure Record, all of the outstanding securities and other ownership interests in the Offeror’s subsidiaries are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such securities and other ownership interests are held directly or indirectly by the Offeror and are, except pursuant to restrictions on transfer contained in constating documents or pursuant to existing financing arrangements involving the Offeror or its subsidiaries, legally and beneficially owned free and clear of all Liens and not subject to any proxy, voting trust or other agreement relating to the voting of such securities and other ownership interests.

Except as disclosed in the Offeror Public Disclosure Record, there are no agreements, warrants or options, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, warrant or option, for the purchase, allotment or issuance of, or subscription for, any securities or other ownership interests in any the Offeror’s subsidiaries, or any securities that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities or other ownership interests in any of the Offeror’s subsidiaries.

Except as disclosed in the Offeror Public Disclosure Record, there are no outstanding Contracts of any subsidiaries of the Offeror to (i) repurchase, redeem or otherwise acquire any of its securities or other ownership interests, or with respect to the voting or disposition of any outstanding securities or other ownership interests of any subsidiaries of the Offeror, (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of the Offeror or (iii) provide any guarantee with respect to any person (other than a wholly-owned subsidiary of the Offeror).

Except as disclosed in the Offeror Public Disclosure Record, neither the Offeror nor any of its subsidiaries own, directly or indirectly, any capital stock of, or other equity, joint venture or voting interests in, any person.

4.	Authority Relative to this Agreement

The Offeror has all necessary corporate power, authority and capacity to execute, deliver and perform its obligations under this Agreement. All necessary corporate action has been taken by the Offeror to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and no other corporate proceedings on the part of the Offeror are necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement.

This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

5.	No Violations

None of the execution and delivery of this Agreement by the Offeror, and the performance by the Offeror of its obligations hereunder, will result in a material violation, contravention or default (or an event which, with notice or lapse of time or both, would constitute a default) under or require any consent, approval or notice under any of the terms and conditions of (A) the provisions of the constating documents of the Offeror, (B) except for compliance with the pre- merger notification provisions of the Competition Act, any Law applicable to the Offeror or any of its subsidiaries or any of their property, or (C) any Material Contract to which the Offeror or any of its subsidiaries is a party or to which the Offeror, any of its subsidiaries or any of their respective property or assets, may be subject or by which the Offeror or any of its subsidiaries is bound except, in each case, for such violations, contraventions or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Offeror.

Except as disclosed in the Offeror Public Disclosure Record, subject to obtaining the approval of the TSX with respect to the listing of the Aurora Shares and other than in connection with or in compliance with the provisions of applicable corporate Laws and Securities Laws or as expressly contemplated by this Agreement, no filing or registration with, or authorization, consent or approval of, any Governmental Authority or stock exchange is required on the part of the Offeror in connection with the Contemplated Transactions, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not reasonably be expected to prevent or materially restrict or delay the consummation of the Contemplated Transactions.

6.	Compliance with Laws

Each of the Offeror and its subsidiaries (i) in all material respects, has conducted its business in compliance with, and is conducting its business in compliance with, all applicable Laws in each jurisdiction in which it conducts business, and (ii) in all material respects, is not in default of any filings with, or payment of any licence, registration or qualification fee owing to, any Governmental Authority under the Laws of any jurisdiction in which it conducts business. To the knowledge of the Offeror, none of the Offeror, any of its subsidiaries, or their respective Representatives (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (b) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977 to the extent applicable, (d) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (e) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature. To the knowledge of the Offeror, none of the Offeror or any of its subsidiaries, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged.

7.	Reporting Status and Securities Law Matters

The Offeror is a “reporting issuer” in all provinces of Canada and is not on the list of reporting issuers in default (where such concept exists) and is in compliance with all Securities Laws in all material respects. the Aurora Shares are listed on the TSX. No delisting of, suspension of trading in or cease trading order with respect to any securities of the Offeror, and, to the knowledge of the Offeror, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of the Offeror, has been threatened in writing in respect of the Offeror Public Disclosure Record.

Except as disclosed in the Offeror Public Disclosure Record, no subsidiary of the Offeror is subject to the continuous disclosure requirements under any Securities Laws or any similar requirements under the other applicable Laws of its jurisdiction of formation.

8.	Reports

The documents comprising the Offeror Public Disclosure Record (i) did not, as of their respective dates or dates of amendment, if applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made, and (ii) complied in all material respects with applicable Securities Laws at the time they were filed or furnished. The Offeror has timely filed or furnished or caused to be filed or furnished with the Securities Authorities all amendments, forms, reports, schedules, statements and other documents required to be filed or furnished by the Offeror with the Securities Authorities since January 1, 2017. The Offeror has not filed any confidential material change report which, at the date hereof, remains confidential. None of the information to be supplied by or on behalf of the Offeror in connection with the Improved Offer will, at the time such document is filed on SEDAR, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the CanniMed Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances in which they were made.

9.	Offeror Financial Statements

The Offeror Financial Statements were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Offeror’s independent auditors, or (ii) that unaudited interim consolidated financial statements are subject to normal period-end adjustments and they may omit notes which are not required by applicable Laws and IFRS in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Offeror and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Offeror and its subsidiaries on a consolidated basis.

10.	Books and Records

The financial books, records and accounts of the Offeror and each of its subsidiaries (i) have been maintained in compliance with applicable Laws and IFRS on a basis consistent with prior years, (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Offeror and each of its subsidiaries, and (iii) accurately and fairly reflect the basis for the Offeror Financial Statements. The Offeror’s minute books and those of each of its material subsidiaries are complete and accurate in all material respects.

11.	Disclosure Controls

The Offeror has designed and implemented a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Offeror in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Offeror in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Offeror’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

12.	Internal Control

The Offeror has designed and implemented a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that (i) relate to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Offeror and each of its subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Offeror and its subsidiaries are made only in accordance with authorizations of management and directors of the Offeror and its subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of the Offeror or any of its subsidiaries that could have a material effect on the Offeror’s financial statements. To the knowledge of the Offeror, as of the date of this Agreement: (A) there are no material weaknesses in the design or operation of the internal controls over financial reporting of the Offeror that would reasonably be expected to adversely affect the ability of the Offeror to record, process, summarize and report financial information, and (B) there is and has been since January 1, 2017, no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Offeror. Since January 1, 2017, neither the Offeror nor any of its subsidiaries, nor any of its or their Representatives, has received any (x) complaint, allegation, assertion or claim in writing from any source regarding accounting, internal accounting controls or auditing matters or (y) expression of concern from employees of the Offeror or any of its subsidiaries regarding questionable accounting or auditing matters.

13.	Whistleblower Reporting

No attorney representing the Offeror or any of its subsidiaries, whether or not employed by the Offeror or any of its subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Offeror or any of its subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Offeror’s management, audit committee (or other committee designated for the purpose) of the board of directors of the Offeror or the board of directors of the Offeror.

14.	Absence of Certain Changes

Since January 1, 2017, except as disclosed in the Offeror Public Disclosure Record, there has not occurred any fact, development, circumstance, change, matter, action, condition, event or occurrence that required the filing of a material change report under applicable Securities Laws. The Offeror and its subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to the Offeror and its subsidiaries, taken as a whole, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by IFRS to be set forth in a consolidated balance sheet of the Offeror and its subsidiaries or in the notes thereto, which individually or in the aggregate has not been reflected in the Offeror Financial Statements, other than liabilities, indebtedness or obligations incurred by the Offeror and its subsidiaries in the ordinary course of business since January 1, 2017.

15.	Litigation

Other than the Lawsuit, as set forth in the Offeror Public Disclosure Record, or otherwise disclosed to CanniMed, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “Legal Actions”) pending or, to the knowledge of the Offeror, threatened against, and to the knowledge of the Offeror, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against, the Offeror or any of its subsidiaries or against any of their respective property or assets, at law or in equity, in each case, which would, individually or in the aggregate, reasonably be expected to be material to the Offeror.

16.	Taxes

The Offeror and each of its subsidiaries has, (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are true and correct in all material respects and have not been materially amended; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and for which adequate reserves have been provided in the Offeror Financial Statements; (C) duly and timely withheld, or caused to be withheld, all Taxes required or permitted by Law to be withheld by it (including Taxes and other amounts required or permitted to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes required by Law to be remitted by it; and (D) duly and timely collected, or caused to be collected, any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Tax authority any such amounts required by Law to be remitted by it; (ii) the unpaid Taxes of the Offeror and its subsidiaries did not, as of the date of the Offeror Financial Statements, exceed the reserves and provisions for Taxes accrued but not yet due as reflected in the Offeror Financial Statements, and Taxes payable by the Offeror and its subsidiaries as of the Effective Time will not exceed such reserves and provisions for Taxes as adjusted through the Effective Time in accordance with the past custom and practice of the Offeror and its subsidiaries; and (iii) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted or have been raised by any Governmental Authority which remain unresolved at the date hereof and which would, individually or in the aggregate, reasonably be expected to have a the Offeror Material Adverse Change, and (iv) no action or proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of the Offeror, threatened, against the Offeror or any of its subsidiaries or any of their respective assets, except, in each case, as are being contested in good faith and for which adequate reserves have been provided in the Offeror Financial Statements.

17.	Intellectual Property

The Offeror and its subsidiaries have good and valid title to, and interest in, or a valid and enforceable license to use, all Intellectual Property that is, individually or in the aggregate, material to the operation of the Offeror’s business as currently conducted. There is no action, suit, or proceeding or claim pending or, to the knowledge of the Offeror, threatened in writing by any person challenging the Offeror’s or any of its subsidiaries’ rights in or to any Intellectual Property which is used in the conduct of the business of the Offeror or any of its subsidiaries as it is currently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Offeror. The Offeror and its subsidiaries have the valid right to possess and operate all computer hardware and software applications currently material to the operation of their business.

18.	Regulatory Compliance

(a)	The Offeror and its subsidiaries are in compliance with the terms and conditions of all to the licences issued pursuant to the Access to Cannabis for Medical Purposes Regulations (the

“ACMPR Licences”) and all other licences required in connection with their respective businesses and the Offeror does not anticipate any variations or difficulties in renewing such ACMPR Licences or any other required licence or permit. The Improved Offer will not have any adverse impact on the ACMPR Licences or require the Offeror or any subsidiary to obtain any new licence under the Access to Cannabis for Medical Purposes Regulations;

(b)

neither the Offeror nor any subsidiary is required to obtain any permits or licences other than: (i) the ACMPR Licences; and (ii) the German Licenses, pursuant to the Access to Cannabis for Medical Purposes Regulations or any other permits from Health Canada or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with the current and proposed conduct of its business;

(c)

neither the Offeror nor any subsidiary of the Offeror has received any notice or communication from any customer or Health Canada alleging a defect or claim in respect of any products supplied or sold by the Offeror or any subsidiary of the Offeror to a customer and, to the

Offeror’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Offeror or any subsidiary in respect of any products supplied or sold by the Offeror or any subsidiary;

(d)

all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Offeror and each subsidiary in connection with their business is being conducted in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Offeror’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

19.	No Collateral Benefit

To the knowledge of Offeror, no related party of the Offeror or its subsidiaries, together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the CanniMed  Shares, except for related parties who will not receive a “collateral benefit” (other than as permitted under National Instrument 62-104 - Take-Over Bids and Issuer Bids) as a consequence of the transactions contemplated by this Agreement.

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF CANNIMED

1.	Organization and Qualification

CanniMed and each of its subsidiaries is a corporation or company validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be, and has all necessary corporate or other legal power, authority and capacity to own, lease, license or otherwise hold its property and assets as now owned, leased, licensed or otherwise held, and to carry on its business as it is now being conducted. CanniMed and each of its subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its property and assets, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization and qualification necessary except where the failure to be so registered, authorized or in good standing would not reasonably be expected to be material to CanniMed.

2.	Capitalization

The authorized and issued capital of CanniMed consists of an unlimited number of common shares of which 24,673,523 CanniMed Shares have been validly issued and are outstanding as fully paid and non-assessable shares as of January 23, 2018 and have not been issued in violation of any preemptive rights. As of January 23, 2018, an aggregate of up to 603,722 CanniMed Shares are issuable upon the exercise of outstanding stock options and Convertible Securities.

Except as disclosed in the CanniMed Public Disclosure Record, there are no options, warrants, conversion privileges, commitments (contingent or otherwise) or other Contract or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, for the purchase, allotment or issuance of, or subscription for, any securities of CanniMed, or any securities convertible or exchangeable into, or exercisable for, or otherwise evidencing a right to acquire, any securities of CanniMed. All securities of CanniMed (including the stock options and Convertible Securities) have been issued in compliance with all applicable corporate Laws and Securities Laws.

Other than the CanniMed Shares, stock options and Convertible Securities, there are no securities of CanniMed or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of CanniMed on any matter. There are no outstanding Contracts or other obligations of CanniMed to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, (ii) except pursuant to the Newstrike Agreement, and the Newstrike termination agreement dated January 24, 2018, make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person in excess of $5 million in the aggregate, other than a wholly-owned subsidiary of CanniMed, or (iii) provide any guarantee with respect to any person (other than a wholly-owned subsidiary of CanniMed). There are no outstanding bonds, debentures or other evidences of indebtedness of CanniMed or any of its subsidiaries having the right to vote with the holders of the outstanding CanniMed Shares on any matters.

3.	Ownership of Subsidiaries

Except as disclosed in the CanniMed Public Disclosure Record, all of the outstanding securities and other ownership interests in CanniMed’s subsidiaries are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such securities and other ownership interests are held directly or indirectly by CanniMed and are, except pursuant to restrictions on transfer contained in constating documents or pursuant to existing financing arrangements involving CanniMed or its subsidiaries, legally and beneficially owned free and clear of all Liens and not subject to any proxy, voting trust or other agreement relating to the voting of such securities and other ownership interests.

Except as disclosed in the CanniMed Public Disclosure Record, there are no agreements, warrants or options, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, warrant or option, for the purchase, allotment or issuance of, or subscription for, any securities or other ownership interests in any of CanniMed’s subsidiaries, or any securities that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities or other ownership interests in any of CanniMed’s subsidiaries.

Except as disclosed in the CanniMed Public Disclosure Record, there are no outstanding Contracts of any subsidiaries of CanniMed to (i) repurchase, redeem or otherwise acquire any of its securities or other ownership interests, or with respect to the voting or disposition of any outstanding securities or other ownership interests of any subsidiaries of CanniMed, (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of CanniMed or (iii) provide any guarantee with respect to any person (other than a wholly-owned subsidiary of CanniMed).

Except as disclosed in the CanniMed Public Disclosure Record, neither CanniMed nor any of its subsidiaries own, directly or indirectly, any capital stock of, or other equity, joint venture or voting interests in, any person.

4.	Authority Relative to this Agreement

CanniMed has all necessary corporate power, authority and capacity to execute, deliver and perform its obligations under this Agreement. All necessary corporate action has been taken by CanniMed to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and no other corporate proceedings on the part of CanniMed are necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement.

This Agreement has been duly executed and delivered by CanniMed and constitutes a legal, valid and binding obligation of CanniMed enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

5.	No Violations

None of the execution and delivery of this Agreement by CanniMed, and the performance by CanniMed of its obligations hereunder, will result in a material violation, contravention or default (or an event which, with notice or lapse of time or both, would constitute a default) under or require any consent, approval or notice under any of the terms and conditions of (A) the provisions of the constating documents of CanniMed, (B) except for compliance with the pre- merger notification provisions of the Competition Act, any Law applicable to CanniMed or any of its subsidiaries or any of their property, or (C) any Material Contract to which CanniMed or any of its subsidiaries is a party or to which CanniMed, any of its subsidiaries or any of their respective property or assets, may be subject or by which CanniMed or any of its subsidiaries is bound except, in each case, for ( i ) such violations, contraventions or defaults which would not, individually or in the aggregate, reasonably be expected to be material to CanniMed; (ii) any Material Contract that is adversely impacted by a change of control of CanniMed; and (iii) such other obligations, terms, notices, restrictions and requirements pursuant to the Newstrike Agreement..

Except as disclosed in the CanniMed Public Disclosure Record other than in connection with or in compliance with the provisions of applicable corporate Laws and Securities Laws or as expressly contemplated by this Agreement, no filing or registration with, or authorization, consent or approval of, any Governmental Authority or stock exchange is required on the part of CanniMed in connection with the Contemplated Transactions, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not reasonably be expected to prevent or materially restrict or delay the consummation of the Contemplated Transactions.

6.	Compliance with Laws

Each of CanniMed and its subsidiaries (i) in all material respects, has conducted its business in compliance with, and is conducting its business in compliance with, all applicable Laws in each jurisdiction in which it conducts business, and (ii) in all material respects, is not in default of any filings with, or payment of any licence, registration or qualification fee owing to, any Governmental Authority under the Laws of any jurisdiction in which it conducts business. To the knowledge of CanniMed, none of CanniMed, any of its subsidiaries, or their respective Representatives (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (b) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977 to the extent applicable, (d) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (e) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature. To the knowledge of CanniMed, none of CanniMed or any of its subsidiaries, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged.

7.	Reporting Status and Securities Law Matters

CanniMed is a “reporting issuer” in all provinces of Canada and is not on the list of reporting issuers in default (where such concept exists) and is in compliance with all Securities Laws in all material respects. The CanniMed Shares are listed on the TSX. No delisting of, suspension of trading in or cease trading order with respect to any securities of CanniMed, and, except as disclosed in the CanniMed Public Disclosure Record, to the knowledge of CanniMed, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of CanniMed, has been threatened in writing in respect of the CanniMed Public Disclosure Record.

Except as disclosed in the CanniMed Public Disclosure Record, no subsidiary of CanniMed is subject to the continuous disclosure requirements under any Securities Laws or any similar requirements under the other applicable Laws of its jurisdiction of formation.

8.	Reports

The documents comprising the CanniMed Public Disclosure Record (i) did not, as of their respective dates or dates of amendment, if applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made, and (ii) complied in all material respects with applicable Securities Laws at the time they were filed or furnished. CanniMed has timely filed or furnished or caused to be filed or furnished with the Securities Authorities all amendments, forms, reports, schedules, statements and other documents required to be filed or furnished by CanniMed with the Securities Authorities since January 1, 2017. CanniMed has not filed any confidential material change report which, at the date hereof, remains confidential. None of the information to be supplied by or on behalf of CanniMed in connection with the Improved Offer will, at the time such document is filed on SEDAR, at any time such document is amended or supplemented or at the time such document is first published, sent or given to CanniMed Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances in which they were made.

9.	CanniMed Financial Statements

The CanniMed Financial Statements were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of CanniMed’s independent auditors, or (ii) that unaudited interim consolidated financial statements are subject to normal period-end adjustments and they may omit notes which are not required by applicable Laws and IFRS in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of CanniMed and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of CanniMed and its subsidiaries on a consolidated basis.

10.	Books and Records

The financial books, records and accounts of CanniMed and each of its subsidiaries (i) have been maintained in compliance with applicable Laws and IFRS on a basis consistent with prior years, (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of CanniMed and each of its subsidiaries, and (iii) accurately and fairly reflect the basis for the CanniMed Financial Statements. CanniMed’s minute books and those of each of its material subsidiaries are complete and accurate in all material respects.

11.	Disclosure Controls

CanniMed has designed and implemented a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by CanniMed in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by CanniMed in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to CanniMed’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

12.	Internal Control

CanniMed has designed and implemented a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that (i) relate to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of CanniMed and each of its subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of CanniMed and its subsidiaries are made only in accordance with authorizations of management and directors of CanniMed and its subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of CanniMed or any of its subsidiaries that could have a material effect on CanniMed’s financial statements. To the knowledge of CanniMed, as of the date of this Agreement: (A) other than material weaknesses relating to reliance on end user computing for complex accounting as of October 31, 2016 and 2015 to be disclosed in CanniMed’s management’s discussion and analysis of its consolidated operating and financial performance for the year ended October 31, 2017 with the corresponding period of 2016, there are no material weaknesses in the design or operation of the internal controls over financial reporting of CanniMed that would reasonably be expected to adversely affect the ability of CanniMed to record, process, summarize and report financial information, and (B) there is and has been since January 1, 2017, no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of CanniMed. Since January 1, 2017, neither CanniMed nor any of its subsidiaries, nor any of its or their Representatives, has received any (x) complaint, allegation, assertion or claim in writing from any source regarding accounting, internal accounting controls or auditing matters or (y) expression of concern from employees of CanniMed or any of its subsidiaries regarding questionable accounting or auditing matters.

13.	Whistleblower Reporting

No attorney representing CanniMed or any of its subsidiaries, whether or not employed by CanniMed or any of its subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by CanniMed or any of its subsidiaries or their respective officers, directors, employees, agents or independent contractors to CanniMed’s management, audit committee (or other committee designated for the purpose) of the board of directors of CanniMed or the board of directors of CanniMed.

14.	Absence of Certain Changes

Since January 1, 2017, except as disclosed in the CanniMed Public Disclosure Record, there has not occurred any fact, development, circumstance, change, matter, action, condition, event or occurrence that required the filing of a material change report under applicable Securities Laws.

CanniMed and its subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to CanniMed and its subsidiaries, taken as a whole, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by IFRS to be set forth in a consolidated balance sheet of CanniMed and its subsidiaries or in the notes thereto, which individually or in the aggregate has not been reflected in CanniMed Financial Statements, other than liabilities, indebtedness or obligations incurred by CanniMed and its subsidiaries in the ordinary course of business since January 1, 2017.

15.	Litigation

Other than any litigation or claim that may be made against CanniMed by Newstrike relating to the Newstrike Agreement or the termination thereof, or the performance of any obligation of CanniMed required to be performed by CanniMed thereunder, as set forth in the CanniMed Public Disclosure Record, or otherwise disclosed to the Offeror, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “Legal Actions”) pending or, to the knowledge of CanniMed, threatened against, and to the knowledge of CanniMed, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against, CanniMed or any of its subsidiaries or against any of their respective property or assets, at law or in equity, in each case, which would, individually or in the aggregate, reasonably be expected to be material to CanniMed.

16.	Taxes

CanniMed and each of its subsidiaries has, (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are true and correct in all material respects and have not been materially amended; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and for which adequate reserves have been provided in the CanniMed Financial Statements; (C) duly and timely withheld, or caused to be withheld, all Taxes required or permitted by Law to be withheld by it (including Taxes and other amounts required or permitted to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes required by Law to be remitted by it; and (D) duly and timely collected, or caused to be collected, any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Tax authority any such amounts required by Law to be remitted by it; (ii) the unpaid Taxes of CanniMed and its subsidiaries did not, as of the date of the CanniMed Financial Statements, exceed the reserves and provisions for Taxes accrued but not yet due as reflected in the CanniMed Financial Statements, and Taxes payable by CanniMed and its subsidiaries as of the Effective Time will not exceed such reserves and provisions for Taxes as adjusted through the Effective Time in accordance with the past custom and practice of CanniMed and its subsidiaries; and (iii) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted or have been raised by any Governmental Authority which remain unresolved at the date hereof and which would, individually or in the aggregate, reasonably be expected to have a the CanniMed Material Adverse Change, and (iv) no action or proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of CanniMed, threatened, against CanniMed or any of its subsidiaries or any of their respective assets, except, in each case, as are being contested in good faith and for which adequate reserves have been provided in the CanniMed Financial Statements.

17.	Intellectual Property

CanniMed and its subsidiaries have good and valid title to, and interest in, or a valid and enforceable license to use, all Intellectual Property that is, individually or in the aggregate, material to the operation of CanniMed’s business as currently conducted. There is no action, suit, or proceeding or claim pending or, to the knowledge of CanniMed, threatened in writing by any person challenging CanniMed’s or any of its subsidiaries’ rights in or to any Intellectual Property which is used in the conduct of the business of CanniMed or any of its subsidiaries as it is currently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to CanniMed. CanniMed and its subsidiaries have the valid right to possess and operate all computer hardware and software applications currently material to the operation of their business.

18.	Regulatory Compliance

(a)	CanniMed and its Subsidiaries are in compliance with the terms and conditions of all to the licences issued pursuant to the Access to Cannabis for Medical Purposes Regulations (the

“ACMPR Licences”) and all other licences required in connection with their respective businesses and CanniMed does not anticipate any variations or difficulties in renewing such ACMPR Licences or any other required licence or permit. The Improved Offer will not have any adverse impact on the ACMPR Licences or require CanniMed or any subsidiary to obtain any new licence under the Access to Cannabis for Medical Purposes Regulations;

(b)

neither CanniMed nor any subsidiary is required to obtain any permits or licences other than: (i) the ACMPR Licences; pursuant to the Access to Cannabis for Medical Purposes Regulations or any other permits from Health Canada or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with the current and proposed conduct of its business;

(c)

neither CanniMed nor any subsidiary of CanniMed has received any notice or communication from any customer or Health Canada alleging a defect or claim in respect of any products supplied or sold by CanniMed or any subsidiary of CanniMed to a customer and, to CanniMed’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by CanniMed or any subsidiary in respect of any products supplied or sold by CanniMed or any subisidiary;

(d)

all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by CanniMed and each subsidiary in connection with their business is being conducted in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to CanniMed’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

19.	No Collateral Benefit

To the knowledge of CanniMed, no related party of CanniMed or its subsidiaries, together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the CanniMed Shares, except for related parties who will not receive a “collateral benefit” (other than as permitted under National Instrument 62-104 - Take-Over Bids and Issuer Bids) as a consequence of the transactions contemplated by this Agreement.

SCHEDULE C
FORM OF CANNIMED SUPPORT AGREEMENT

January ___, 2018

CanniMed Therapeutics Inc.
1 Plant Technology Road
Box 19A, RR#5
Saskatoon, Saskatchewan
S7K 3J8

and

Aurora Cannabis Inc.
1500 - 1199 West Hastings St.
Vancouver, British Columbia
V6E 3T5

Dear Sirs/Mesdames:

Re:	Lockup Agreement

________________ (the “Shareholder”) understands that CanniMed Therapeutics Inc. (“CanniMed”) and Aurora Cannabis Inc. (“Aurora”) wish to enter into a support agreement dated as of the date hereof (the “Support Agreement”) contemplating the support of CanniMed for Aurora’s amended offer to purchase (the “Offer”) all of the issued and outstanding common shares of CanniMed (the “CanniMed Shares”). One of the conditions of the Offer is that more than 66 2/3% or more of the CanniMed Shares held by CanniMed shareholders have been validly tendered under the Offer and not withdrawn. The Shareholder is the beneficial owner of the number of common shares and options, if any, of CanniMed listed in Schedule “A” (the “Holder’s Securities”). The name of the registered holder of the Holder’s Securities is also set out in Schedule “A” (if different from the Shareholder).

The Shareholder hereby agrees, in its capacity as securityholder, from the date hereof until the earlier of: (i) the expiry date of the Offer, (ii) the date the Support Agreement is terminated in accordance with its terms, (iii) the date that the Offer or the terms of the Offer or the Support Agreement are amended in any manner adverse to the Shareholder, (iv) April 15, 2018, and (v) the date that a Superior Proposal (as defined in the Support Agreement and determined by the board of directors of CanniMed) has been made for all or substantially all of the CanniMed Shares or assets:

(a)

to tender, deposit or cause to be tendered or deposited under the Offer all of the Holder’s Securities together with, as applicable, a duly completed and executed letter of transmittal as soon as practicable and in any event no later than five (5) business days prior to the Expiry Time of the Offer; and thereafter except as may be permitted under this Lockup Agreement, not withdraw or permit the Holder’s Securities to be withdrawn from the Offer;

(b)	not to take any action which may in any way adversely affect the success of the Offer;

(c)

not to, directly or indirectly, make, or participate in making, any statement or take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer; and

(d)

not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder’s Securities or any interest therein, without your prior written consent.

Notwithstanding any other provision of this Lockup Agreement, if the Shareholder is a director or officer of CanniMed, CanniMed and Aurora hereby agree and acknowledge that the Shareholder is bound hereunder solely in his capacity as a shareholder of CanniMed and that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his capacity as a director or officer of CanniMed. Nothing in this Lockup Agreement shall be construed to prohibit, limit or restrict the Shareholder from fulfilling his or her fiduciary duties as a director or officer of CanniMed.

The Shareholder hereby represents and warrants that (a) it is the sole beneficial owner of the Holder’s Securities, and, the Shareholder has the sole right to tender all of the Holder’s Securities to the Offer, and (b) the only securities of CanniMed beneficially owned, directly or indirectly, by the Shareholder on the date hereof are the Holder’s Securities.

This Lockup Agreement shall be governed by the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein.

[remainder of page intentionally left blank]

2

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter agreement where indicated below and returning the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement among the Shareholder, CanniMed and Aurora.

Yours truly,

___________________________

Name of Shareholder

Per: ________________________

Accepted and agreed on this _____day of January, 2018.

CanniMed Therapeutics Inc.

By :________________________
Name:
Title:

Aurora Cannabis Inc.

By :________________________
Name:
Title:

TOR01: 7252653: v5

Schedule “A”

Holder’s Securities

Number of Securities	Name of Beneficial Owner	Name of Registered Holder (e.g. Broker or Custodian)
_____________ common shares _____________ options

     SCHEDULE D
CONDITIONS OF THE IMPROVED OFFER

Subject to the provisions of this Agreement and applicable Laws, the Offeror will have the right to withdraw the Improved Offer and not take up, purchase or pay for, or may extend the period of time during which the Improved Offer is open and postpone taking up and paying for any CanniMed Shares deposited under the Improved Offer unless all of the following conditions are satisfied or waived (other than the Statutory Minimum Condition) by the Offeror at or prior to the Expiry Time:

a.

there shall have been validly deposited under the Improved Offer and not withdrawn at the Expiry Time that number of CanniMed Shares that constitutes more than 50% plus one of the outstanding CanniMed Shares, excluding any CanniMed Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”);

b.

there shall have been validly deposited under the Improved Offer and not withdrawn at the Expiry Time that number of CanniMed Shares that constitutes more than 66 2/3% of the outstanding CanniMed Shares (calculated on a fully-diluted basis), excluding any CanniMed Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror;

c.	this Agreement shall not have been terminated in accordance with its terms;

d.

all Governmental Authority or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including pursuant to any competition or antitrust Laws and those of any stock exchange or other Securities Authorities) that are necessary to complete the Improved Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained or concluded on terms and conditions reasonably satisfactory to the Offeror and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated, including Competition Act Approval;

e.

no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal) shall have been commenced, announced, threatened or taken before or by, and no judgment or order shall have been issued by, any Governmental Authority, and no Law shall exist or have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof) to make illegal, enjoin, prohibit, materially delay or impose material limitations or conditions on the purchase by or the sale to the Offeror of the CanniMed Shares, the right of the Offeror to own or exercise full rights of ownership of the CanniMed Shares, or the consummation of the Improved Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

f.

there does not exist any prohibition at Law against the Offeror making or maintaining the Improved Offer or taking up and paying for any CanniMed Shares deposited under the Improved Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

g.

that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Improved Offer, any event, change, circumstance of development or occurrence that constitutes a Material Adverse Change;

A - 1

h.	CanniMed will have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time;

i.

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Improved Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of CanniMed with any of the Securities Authorities or a similar securities regulatory authority in the United States or elsewhere that constitutes a Material Adverse Change;

The foregoing conditions (other than the Statutory Minimum Condition) are for the exclusive benefit of the Offeror and may be asserted by the Offeror, at any time, regardless of the circumstances giving rise to any such condition. Except as otherwise provided in this Agreement, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions (other than the Statutory Minimum Condition), in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be considered an ongoing right which may be asserted at any time and from time to time.